UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

 (Amendment No. 2)1

Madison Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55660D 106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      ☒ Rule 13d-1(b)

      ☒    Rule 13d-1(c)

      ☐    Rule 13d-1(d)

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP NO. 55660D 106	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Madison Square Federal Savings Bank Employee Stock Ownership Plan Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,392
	6	SHARED VOTING POWER 9,176
	7	SOLE DISPOSITIVE POWER 42,568
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,568
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% (1)
12	TYPE OF REPORTING PERSON EP

(1)	Based on 608,116 shares outstanding as of December 31, 2012.

CUSIP NO. 55660D 106	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: David F. Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 42,676 (1)
	6	SHARED VOTING POWER 9,176 (2)
	7	SOLE DISPOSITIVE POWER 51,872 (includes 42,568 shares held by the ESOP Trust and options to acquire 2,234 shares)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 33,392 unallocated shares held by the ESOP Trust and 2,234 shares subject to options which are exercisable within 60 days.
(2)
Consists of allocated shares held by the Madison Square Federal Savings Bank Employee Stock Ownership Plan Trust (“ESOP Trust”), of which the reporting person serves as a trustee.  The amount includes 726 shares held in an account in the ESOP Trust for the benefit of the reporting person.

(3)	Based on 608,116 shares outstanding as of December 31, 2012 and assumes that options to acquire 2,234 shares have been exercised.

CUSIP NO. 55660D 106	13G/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS: Kay Webster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 37,292 (1)
	6	SHARED VOTING POWER 9,176 (2)
	7	SOLE DISPOSITIVE POWER 46,468 (includes 42,568 shares held by the ESOP Trust and options to acquire 1,400 shares)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,468
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 33,392 unallocated shares held by the ESOP Trust and 1,400 shares subject to options which are exercisable within 60 days.
(2)
Consists of allocated shares held by the ESOP Trust, of which the reporting person serves as a trustee.  The amount includes 439 shares held in an account in the ESOP Trust for the benefit of the reporting person.

(3)	Based on 608,116 shares outstanding as of December 31, 2012 and assumes that options to acquire 1,400 shares have been exercised.

Page 5 of 7 Pages

Securities and Exchange Commission
Washington, DC  20549

Item 1     (a).           Name of Issuer.
            Madison Bancorp, Inc.

       (b).   Address of Issuer’s Principal Executive Offices.
            9469 Belair Road, Suite 300
            Baltimore, Maryland  21236

Item 2    (a).    Name of Person(s) Filing.
            Madison Square Federal Savings Bank Employee Stock Ownership Plan Trust (“ESOP”), and the following individuals who serve as its trustees:  David F. Wallace and Kay Webster.

       (b).           Address of Principal Business Office.
            Same as Item 1(b).

       (c).           Citizenship.
            See Row 4 of the second part of the cover page provided for each reporting person.

       (d).           Title of Class of Securities.
            Common Stock, par value $0.01 per share.

       (e).           CUSIP Number.
            55660D 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) ☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Items (a), (b), (c), (d), (e), (g), (h), (i), (j) and (k) are not applicable.  This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

Page 6 of 7 Pages

Item 4.    Ownership.

(a).	Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

(b).	Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

(c).	Number of Shares as to Which Such Person Has: See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.    Ownership of Five Percent or Less of A Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.
Not applicable.

Item 10.    Certifications.

By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MADISON SQUARE FEDERAL SAVINGS BANK
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ David F. Wallace	February 14, 2013
David F. Wallace, as Trustee

/s/ Kay Webster	February 14, 2013
Kay Webster, as Trustee

/s/ David F. Wallace	February 14, 2013
David F. Wallace, as an Individual Stockholder

/s/ Kay Webster	February 14, 2013
Kay Webster, as an Individual Stockholder

Exhibit 99

AGREEMENT RELATING TO FILING OF
JOINT STATEMENT PURSUANT TO
RULE 13d-1(k) UNDER THE
SECURITIES ACT OF 1934, AS AMENDED

The undersigned agree that Amendment No. 2 to the Statement on Schedule 13G/A to which this Agreement is attached is filed on behalf of each of them.

Date:  February 14, 2013

MADISON SQUARE FEDERAL SAVINGS BANK
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ David F. Wallace	February 14, 2013
David F. Wallace, as Trustee

/s/ Kay Webster	February 14, 2013
Kay Webster, as Trustee

/s/ David F. Wallace	February 14, 2013
David F. Wallace, as an Individual Stockholder

/s/ Kay Webster	February 14, 2013
Kay Webster, as an Individual Stockholder